SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               Griffon Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
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                         (Title of Class of Securities)

                                    398433102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 2 OF 12 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,964,788
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                               2,964,788
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,964,788
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
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                               * SEE INSTRUCTIONS

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 3 OF 12 PAGES
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,592,608
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,592,608
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,592,608
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 4 OF 12 PAGES
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    365,180
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                365,180
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            365,180
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 5 OF 12 PAGES
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    7,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.02%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 6 OF 12 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,964,788
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,964,788
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,964,788
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 7 OF 12 PAGES
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The Schedule 13D filed on December 20, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall and Conrad Bringsjord with respect to the shares of Common Stock, par value $0.25 per share (the "Shares"), of Griffon Corporation, a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 dated February 7, 2007, Amendment No. 2 dated March 15, 2007, Amendment No. 3 dated May 9, 2007, Amendment No. 4 dated May 31, 2007 and Amendment No. 5 dated June 28, 2007, is hereby amended as set forth herein by this Amendment No. 6.


ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX") and George Hall (collectively, the "Reporting Persons").

        (b) The principal business address of CGI and George Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF, CSO and CLEX is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF, CSO and CLEX is to invest in securities. George Hall is the Chief Investment Officer and President of CGI.

        (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George Hall is a citizen of the United States of America. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMSF, CSO and CLEX is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF, CSO and CLEX. A total of approximately $68.3 million was paid to acquire such Shares.

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 8 OF 12 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

        On November 5, 2007, CGI sent a letter to the Issuer's Board that commended them for making changes to its composition by appointing both Lt. General Gordon Fornell, whom CGI had suggested to the Board, and James Mitarotonda. As a result of the Issuer's actions, the letter stated that CGI would not conduct a contested solicitation to support any alternative slate at the 2008 annual meeting. A copy of this letter is attached hereto as Exhibit G and is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) As of the close of business on November 5, 2007, the Reporting Persons beneficially owned an aggregate of 2,964,788 Shares, constituting approximately 9.9% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 29,877,059 Shares outstanding, which is the total number of Shares outstanding as of August 2, 2007 as reported in the Issuer's Quarterly Report, filed on August 9, 2007 on Form 10-Q, for the period ended June 30, 2007.

        (b) By virtue of investment management agreements with each of CMS, CSO and CLEX, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,592,608 Shares held by CMSF, the 365,180 Shares held by CSO and the 7,000 Shares held by CLEX. By virtue of his direct and indirect control of CGI, George E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI and George E. Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,964,788 Shares.

        (c) The Reporting Persons have not effected any transactions in the class of securities reported herein during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 1,192,250 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in

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CUSIP NO.      398433102              SCHEDULE 13D         PAGE 9 OF 12 PAGES
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such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Filing Agreement dated December 20, 2006 (previously filed) Exhibit B - Letter to Issuer dated December 20, 2006 (previously filed) Exhibit C - Letter to Issuer dated March 15, 2007 (previously filed)
Exhibit D - Letter to Issuer dated May 8, 2007 (previously filed)
Exhibit E - Letter to Issuer dated May 30, 2007 (previously filed)
Exhibit F - Letter to Issuer dated June 28, 2007 (previously filed)
Exhibit G - Letter to Issuer dated November 5, 2007

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CUSIP NO.      398433102             SCHEDULE 13D           PAGE  10 OF 12 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                     manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                     manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                     manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall

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CUSIP NO.      398433102             SCHEDULE 13D           PAGE 11 OF 12 PAGES
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                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George E. Hall                 Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
John L. Hall                   Director
Hani K. Findakly               Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMSF and CSO, and of the general partner of CLEX. There are no executive officers of CMSF, CSO and CLEX.


CLINTON MULTISTRATEGY MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Blair Gauld is a citizen of New Zealand. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.


CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Dennis Hunter's citizenship, principal occupation and business address are set forth above.

Roger Hanson's citizenship, principal occupation and business address are set forth above.

Cassandra Powell is a citizen of the Cayman Islands. Her principal occupation is Senior Manager of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

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CUSIP NO.      398433102             SCHEDULE 13D           PAGE 12 OF 12 PAGES
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CLINTON LEXINGTON MASTER FUND, L.P.

Clinton GP, Inc., a Delaware limited liability company ("Clinton GP"), is the general partner of Clinton Lexington Master Fund, L.P. Clinton GP is controlled by George E. Hall. George E. Hall's citizenship, principal occupation and business address are set forth above.